Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2016	2015	2016	2015
Excluding interest on deposits (1)
Income before income taxes	$148,728	158,900	293,757	307,612
Fixed charges, excluding preferred dividends and capitalized interest	153	31	757	267
Earnings	$148,881	158,931	294,514	307,879
Interest expense	$153	31	757	267
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	4,397	8,794	8,794
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$4,550	4,428	9,551	9,061
Ratio of earnings to fixed charges and preferred dividends (2)	32.72	35.89	30.84	33.98

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.